02018904

AB 7/19/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC RECEIVED PROCESSING
JUL 15 2002
WASH, D.C. 155 SECTION

VO 8-6-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12754

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/01 (MM/DD/YY) AND ENDING 05/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCOTT PLANNING COMPANY, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2074 MORRIS AVENUE
(No. and Street)

UNION (City) NEW JERSEY (State) 07083 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT SORKIN (212) 962-1247
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER TESORIERO CPA
(Name — *if individual, state last, first, middle name*)

1142 HYLAN BLVD (Address) STATEN ISLAND (City) NY (State) 10305 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 07 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VP 8-6-02

OATH OR AFFIRMATION

I, SCOTT SORKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCOTT PLANNING COMPANY INC, as of MAY 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Pres
Title

Cynthia Marich
Notary Public

CYNTHIA MARICH
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 12, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Peter Tesoriero
Certified Public Accountant

1186 Hylan Boulevard, Staten Island, NY 10305
Voice (718) 816-1400 . Fax (718) 816-7300

To the Board of Directors of
Scott Planning Company, Inc.
2974 Morris Avenue
Union, NJ 07083

Gentlemen:

I have examined the statement of financial condition of Scott Planning Company, Inc., as of May 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In my opinion, the aforementioned financial statements present fairly the financial position of Scott Planning Company, Inc., as at May 31, 2002, and the results of its operations, changes in subordinated liabilities and changes in its financial position for the year then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

Also, I have examined the supplementary schedules I, II, III, and IV, and, in our opinion, they present fairly, the information included therein in conformity with the rules of the Securities and Exchange Commission.

June 20, 2002

SCOTT PLANNING COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2002

ASSETS

CASH, including money market funds of $276,283. (Note 3)		$ 320,886
Commissions Receivable		10,069
Other Asset - Prepaid Taxes		7,898
TOTAL ASSETS		$ 338,853

LIABILITIES AND STOCK HOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses		$ 7,491
TOTAL LIABILITIES		7,491
STOCKHOLDERS' EQUITY (Notes 2 and 5)		
Common Stock, no par value Authorized 1,000 shares, issued and outstanding 100 shares	$ 5,000	
Paid - in - Capital	10,000	
Retained Earnings	316,362	
TOTAL STOCKHOLDERS' EQUITY		331,362
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 338,853

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
INCOME STATEMENT
FOR THE YEAR ENDED MAY 31, 2002

REVENUES (Note 1)		
Commissions on sales of investment company shares		$ 245,942
Dividends		6,250
TOTAL REVENUES		252,192
EXPENSES (Note 1 and 2)		
Officers Compensation	$ 25,000	
Regulatory fees and expenses	1,020	
Commissions	115,147	
Contributions	150	
Corporation Income Taxes	8,203	
Dues & Subscriptions	3,997	
Employment costs for oficers	25,000	
Management Fees	30,000	
Office Expense	2,141	
Professional Fees	6,150	
Rent	18,000	
Sales Incentives	10,630	
TOTAL EXPENSES		245,438
NET PROFIT		$ 6,754

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2002

CASH FLOWS FROM OPERATION ACTIVITIES		
Net Profit from Operations		$ 6,754
Changes in Assets and Liabilities:		
Increase in Commissions Receivable	$ (2,205)	
Increase in Prepaid Taxes	(4,770)	
Increase in Accounts Payable and Accrued Expenses	1,989	
		(4,986)
Net Cash from Operating Activities		1,768
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		319,117
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 320,885

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MAY 31, 2002

	Common Stock No-Par-Value	Paid - In Capital	Retained Earnings
Balance at June 1, 2001	$ 5,000	$ 10,000	$ 309,607
Rounding			1
Net Profit for the year	-	-	6,754
Balance at May 31, 2002	$ 5,000	$ 10,000	$ 316,362

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
AS OF MAY 31, 2002

SUPPLEMENTARY
SCHEDULE I

Computation of basic net capital		
Net Worth:		
Common Stock	$ 5,000	
Paid - in - capital	10,000	
Retained Earnings	316,362	$ 331,362
Haircuts on securities:		
Oppenheimer Money Market		(5,526)
Net Capital		325,836
Minimum capital required by the Securities and Exchange commission		(5,000)
Net Capital in Excess of Minimum Required		$ 320,836

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO
RULE 15c-3-3
AS OF MAY 31, 2002

SUPPLEMENTARY
SCHEDULE II

The Company has claimed an exemption from Rule 15c-3-3 since they maintain a " Special Account for the Exclusive Benefit of Customers" in accordance with Section (K) (2) (a)- (see Note 3).

Debits	Credits
None	None

The accompanying notes are an integral part of this financial statement

PUBLIC ACCOUNTANT CERTIFIED PT

SCOTT PLANNING COMPANY, INC.
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF MAY 31, 2002

SUPPLEMENTARY
SCHEDULE III

NOT APPLICABLE

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d) (4)
AS OF MAY 31, 2002

SUPPLEMENTARY SCHEDULE IV

1. Net Capital Under Rule 15c3-1

A.	As calculated in unaudited Form X-17A-5, Part 11A	$320,836
B.	As calculated on Schedule I of this report	$320,836

2. Computation for Determination of the Reserve Requirements Under Rule 15c3-3

There were no material differences with regard to the calculation under Rule 15c3-3

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED MAY 31, 2002

	Balance June 1, 2001	Increase (Decrease)	Balance May 31,2002
Borrowings pursuant to satisfactory subordination agreements	$0.00	$0.00	$0.00

The accompanying notes are an integral part of this financial statement

SCOTT PLANNING COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2002

Note 1- Accounting Policies

Commission income and all expenses are recorded on the accrual basis.

Note 2- Transactions with Affiliated Entities

Scott Planning Company, Inc., Chartwell Travel and Tours, Inc., (a travel agency), Creative Holiday Unlimited, Inc. (a travel agency- bus tours) and Kenneth Jeffrey Associates, Inc. (a life insurance agency) are wholly-owned subsidiaries of Scott Services, Inc. Scott Bernard Corp., whose stockholders are Beatrice and Scott Sorkin, own the building in which Scott Planning Company rents space. During the fiscal year ended May 31, 2002, Scott Planning Company, Inc. paid $18,000 for rent of such office space. Scott Planning Company, Inc., also paid Scott Services, Inc. management fees totaling $30,000 for its share of common overhead shared by the above companies

Note 3- Account for the Exclusive Benefit of Customers

In accordance with the Securities and Exchange Commission Rule 15c3-3, the Company is required to segregate certain customer funds from corporate funds, and is restricted from using such funds for general purposes. As of May 31, 2002, $1,050 was in the account, although none was required.

Note 4- Commitments

The Company leases do not contain non-cancelable terms of more than one year from May 31, 2002.

Note 5- Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (ratio of net capital, to aggregate indebtedness) fluctuates on a daily basis. At May 31, 2002, the Company had net capital of $ 325,836 and net capital requirements of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was .0230 CASH to 1 as compared to the 15 to 1 limitation. The net capital rules may effectively restrict the payment of cash dividends.